

April 25, 2011

<u>Via E-mail</u>
Andrew M. Wright
Vice President and Associate General Counsel
EFH Corporate Services Company
1601 Bryan Street
Dallas, TX 75201

    Re: Energy Future Holdings Corp.
            Amendment No. 2 to Registration Statement on Form S-1
            File No. 333-171256
            Filed April 21, 2011

Dear Mr. Wright:

We have limited our review of your filing to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>Item 16. Exhibits and Financial Statement Schedules, page II-7</u>

<u>Exhibit 5, page II-12</u>

1. Please revise your reference to address your amended legal opinion filed with Amendment No. 1 on January 24, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Attorney-Advisor, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Andi Yorio
        Vinson & Elkins LLP